UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number 001-36574

VTTI Energy Partners LP

(Translation of registrant’s name into English)

25-27 Buckingham Palace Road

London, SW1W 0PP, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Subscription Agreement

On April 27, 2016, VTTI Energy Partners LP (“the Partnership”) entered into a Subscription Agreement (the “Subscription Agreement”) with Stichting Administratiekantoor VTTI, a foundation incorporated under the laws of the Netherlands (the “Foundation”). Pursuant to the Subscription Agreement, on May 2, 2016, the Partnership issued 220,500 common units representing limited partner interests in the Partnership (the “Common Units”) to the Foundation in consideration for the Foundation’s promise to subsequently issue depositary receipts with respect to common units of the Partnership to be held in trust by the Foundation and distribution equivalent rights to certain employees, consultants and directors of the general partner of the Partnership and its affiliates (the “Participants”). The depositary receipts and distribution equivalent rights were issued pursuant to the VTTI Energy Partners 2014 Long-Term Incentive Plan (the “LTIP”). The Foundation will hold the Common Units on behalf of the Participants and will not transfer the Common Units to any other person until such time as the depositary receipts have vested, as described below.

The Common Units issued to the Foundation pursuant to the Subscription Agreement were issued without registration under the Securities Act of 1933, as amended (the “Securities Act”) in reliance upon the exemption from registration set forth in Regulation S of the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

Form of Award Agreement

On April 26, 2016, the Board of Directors of the general partner of the Partnership (the “Board”) approved a form of award agreement (the “Award Agreement”) pursuant to which a certain number of restricted depositary receipts, a target number of performance depositary receipts, and corresponding distribution equivalent rights may be issued by the Foundation to Participants under the LTIP. The Award Agreement contemplates the grant of restricted depositary receipts that will vest and accrue to the Participants in three installments during the three years succeeding the grant date, subject to the continued service of the Participant. The Award Agreement further contemplates the grant of a target number of performance depositary receipts that will vest and accrue to the Participants three years following the grant date, subject to achievement of certain performance conditions and the continued service of the Participant. The Remuneration Committee of the Board (as described below) will determine and certify the level of achievement of the Participant at the end of the three-year period and issue a number of vested performance depositary receipts to the Participant accordingly. Vesting of depositary receipts is subject to acceleration upon the grantee’s death, disability, or retirement.

Each restricted or performance depositary receipt granted under the Award Agreement will be granted in tandem with a distribution equivalent right. Distribution equivalent rights granted in tandem with a restricted depositary receipt will entitle the Participant to the on-payment from the Foundation of an amount in cash equal to any distributions made by the Partnership with respect to the Partnership’s Common Units underlying the restricted depositary receipt. Distribution equivalent rights granted in tandem with a performance depositary receipt will entitle the Participant to the on-payment from the Foundation of the aggregate of such distributions on the first of March following the vesting of the performance depositary receipt.

All awards are subject to the terms and conditions of the LTIP, as well as the individual Award Agreements that govern the awards.

The Foundation will hold the Common Units on behalf of the Participants until such as time as the depositary receipts have vested. Upon vesting, the Participant may offer the depositary receipts for sale to the Foundation. The Participant will receive as payment for such depositary receipts an amount equal to the proceeds that the Foundation receives for selling the Common Units corresponding to such sold depositary receipts. In no event may the Participant request or demand exchange of any of depositary receipts awarded to the Participant for the underlying common units held in trust by the Foundation.

The foregoing description of the Award Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Award Agreement.

Awards

On April 26, 2016, pursuant to the LTIP, the Board approved an aggregate of approximately 63,000 restricted depositary receipts and an aggregate target number of approximately 79,000 performance depositary receipts to certain key employees that provide services to the Partnership and its affiliates, including executive officers. Each depositary receipt was granted in tandem with a distribution equivalent right.

Issuance of General Partner Units

In connection with the issuance of the Common Units to the Foundation, the Partnership issued an additional 4,500 general partner units (the “General Partner Units”) on May 4, 2016 to the General Partner for consideration of approximately $90,000 in cash. The General Partner purchased the General Partner Units in order to maintain its 2.0% general partner interest in the Partnership pursuant to the Partnership’s First Amended and Restated Agreement of Limited Partnership, dated as of August 6, 2014.

The General Partner Units were issued pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VTTI ENERGY PARTNERS LP

By: VTTI Energy Partners GP LLC, its general partner

Date: May 4, 2016	By:	/s/ Robert Nijst
Name: Robert Nijst
Title: Chief Executive Officer